Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

11 July 2014

Market update

Mission NewEnergy Limited (ASX:MBT) today provides the following market update.

As announced on 1 July 14, Mission is awaiting the final ruling from the arbitration panel regarding the terminated Indonesian joint venture. The date for the decision reading was due to be held today, 11 July 2014. The Arbitration Tribunal has now deferred this matter until 18 July 2014.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 61 8 6313 3975

james@missionnewenergy.com